SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: October 4, 2007	By:	Signed: Donald F. Barnhardt
		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, October 4, 2007
CANADIAN PACIFIC COMPLETES ACQUISITION OF DM&E RAILROAD
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced today that it has completed the transaction to acquire Dakota, Minnesota & Eastern Railroad Corporation and its subsidiaries (DM&E). The agreement was previously announced on September 4, 2007.
The transaction is subject to review and approval by the U.S. Surface Transportation Board (STB), pending which the shares of DM&E have been placed into an independent voting trust. The voting trust is required by US law so that CP does not exercise control over DM&E prior to approval of the transaction by the STB.
CP announced that Mr. Richard Hamlin has been appointed as the trustee during the review period. Mr. Hamlin is a private consultant with over 30 years of experience serving major transportation companies. He is a retired National Director for the Transportation Practice of KPMG LLP and has served as past Chairman of the American Institute of CPA’s (AICPA) Transportation Committee and of its Railroad and Trucking Task Forces. He has also served on the executive committee of numerous councils of the American Trucking Associations (ATA).
CP has developed a solid transition plan which focuses on safety and customer service that it will, subject to any requirements imposed by the STB, implement upon receipt of STB approval of the acquisition. The DM&E will become part of CP’s overall U.S. network upon receipt of STB approval. The STB review process is expected to take less than a year.
About Canadian Pacific
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CP a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
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Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca